Exhibit (g)(4)

FS Multi-Alternative Income Fund

AMENDED AND RESTATED INVESTMENT SUB-ADVISORY AGREEMENT

This AMENDED AND RESTATED INVESTMENT SUB-ADVISORY AGREEMENT (this “Agreement”) is entered into as of ____, 2019, by and among FS Multi-Alternative Income Fund, a Delaware statutory trust (the “Fund”), FS Multi-Alternative Advisor, LLC, a Delaware limited liability company (the “Adviser”), and StepStone Group Real Estate LP, a Delaware limited partnership (the “Sub-Adviser”).

Recitals

The Adviser has entered into an Investment Advisory Agreement (the “Advisory Agreement”) with the Fund relating to the provision of portfolio management services to the Fund.

The Fund is registered as a closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and intends to operate as an interval fund and comply with Rule 23c-3 under the 1940 Act.

The Advisory Agreement provides that the Adviser may delegate any or all of its portfolio management responsibilities under the Advisory Agreement to one or more sub-investment advisers.

Subject to the approval of the Board of Trustees (the “Board”) of the Fund, the Adviser may retain additional sub-advisers to furnish similar investment advisory services to the Adviser and the Fund, and may allocate the Fund’s assets among the Fund’s sub-advisers to be managed in accordance with their respective sub-advisory agreements.

The Adviser and the Board desire to retain the Sub-Adviser to render portfolio management services to the Fund in the manner and on the terms set forth in this Agreement.

Agreement

WHEREAS, the parties to this Agreement have previously entered into an Investment Sub-Advisory Agreement dated as of September 12, 2018 (the “Prior Agreement”);

WHEREAS, the parties now wish to amend and restate the Prior Agreement;

NOW THEREFORE, The Adviser and Sub-Adviser agree as follows:

1.	Duties of the Sub-Adviser.

(a)            Retention of Sub-Adviser. The Adviser hereby engages the Sub-Adviser to assist the Adviser in managing the investment and reinvestment of the assets of the Fund, subject to the terms set forth herein and subject to the supervision of the Adviser and the Board. The Sub-Adviser acknowledges and agrees that the various investment advisory and other services to be performed by the Sub-Adviser will apply to the portion of the Fund’s assets that the Adviser or the Board shall from time to time designate, which may consist of all, a portion, or none of the Fund’s assets (the “Allocated Portion”).

(b)           Responsibilities of Sub-Adviser. Without limiting the generality of the foregoing, the Sub-Adviser shall, during the term and subject to the provisions of this Agreement and the supervision of the Adviser and Board:

(i)	source and recommend investments (including performing due diligence on and negotiating the terms of such investments) for final review and approval or rejection by the Adviser;

(ii)	execute, monitor and service the investments within the Allocated Portion;

(iii)	assist the Adviser in connection with the valuation of investments within the Allocated Portion, including the development of a valuation model for private fund investments and assistance of any independent third-party valuation services or underlying private fund managers in such valuations;

(iv)	place orders with respect to, and arrange for, any investment within the Allocated Portion (including execute and deliver all documents relating to the Fund’s investments on behalf of the Fund), upon receipt of a proper instruction from the Adviser;

(v)	provide the Adviser with pipeline reports with respect to potential investments;

(vi)	provide the Adviser with updates as it relates to the liquidity and cash flows of its investments within the Allocated Portion, including the Fund’s status in contribution and redemption queues and the timing of underlying private fund distributions;

(vii)	provide such information to the Fund and the Adviser as the Fund or the Adviser deems necessary for the Fund and the Adviser to (A) comply with the 1940 Act and the rules and regulations thereunder, and (B) maintain a current and/or effective private placement memorandum, prospectus and/or registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and the 1940 Act that complies with the requirements of the Securities Act, the 1940 Act and/or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under each;

(viii)	comply with its obligations as a service provider to the Fund in accordance with Rule 38a-1 promulgated under the 1940 Act;

(ix)	provide the Adviser with the reports, documents and evidence necessary for the Adviser to comply with its obligations as a service provider to the Fund in accordance with Rule 38a-1 promulgated under the 1940 Act;

(x)	maintain books and records with respect to the Fund’s securities transactions and render to the Adviser and the Board such periodic and special reports with respect thereto as they may request;

(xi)	report regularly to the Adviser and to the Board and provide such information, and make appropriate persons available for the purpose of reviewing with representatives of the Adviser and the Board on a regular basis at reasonable times its activities hereunder, including without limitation, review of the general investment strategies of the Fund, the performance of the Fund in relation to standard industry indices, stock market and interest rate considerations and general conditions affecting the marketplace, and the placement and execution of portfolio transactions and provide various other reports and information from time to time as reasonably requested by the Adviser or the Board;

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(xii)	act upon reasonable instructions from the Adviser which, in the reasonable determination of the Sub-Adviser, are not inconsistent with the Sub-Adviser’s fiduciary duties under this Agreement;

(xiii)	comply with all of the obligations of the Adviser under the Advisory Agreement as if the Sub-Adviser were a party to the Advisory Agreement; and

(xiv)	provide the Adviser with such other research and related services as the Adviser may, from time to time, reasonably require for the Adviser to manage the Fund.

All investment decisions will ultimately be the responsibility of the Adviser. Furthermore, except as otherwise agreed by the parties in writing or as otherwise described herein, the Sub-Adviser shall be required to provide only the services expressly described in this Section 1(b), and shall have no responsibility to provide any other services to the Adviser or the Fund, including, but not limited to, administrative, management or other similar services.

(c)            Acceptance of Engagement. The Sub-Adviser hereby agrees during the term hereof to render the services described herein for the compensation provided herein, subject to the limitations contained herein. The Sub-Adviser shall carry out its responsibilities under this Agreement in compliance with: (i) the Fund’s investment objectives, policies and restrictions as in effect from time to time and communicated to the Sub-Adviser in writing (the “Investment Guidelines”); (ii) such policies, directives, regulatory restrictions and compliance policies as the Adviser may from time to time establish or issue and communicate to the Sub-Adviser in writing (the “Procedures”); and (iii) applicable law and related regulations. The Adviser shall promptly notify the Sub-Adviser in writing of changes to (i) or (ii) above. In no event shall the Sub-Adviser be held responsible for failing to comply with changes to any of (i) or (ii) unless it had previously received the notification in the foregoing sentence.

(d)            Independent Contractor Status. The Sub-Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Adviser or the Fund in any way or otherwise be deemed an agent of the Adviser or the Fund.

(e)            Sub-Advisory Arrangement Not Exclusive for Fund. It is acknowledged and agreed that the Adviser may appoint from time to time other sub-advisers in addition to the Sub-Adviser to manage the assets of the Fund that do not constitute the Allocated Portion and nothing in this Agreement shall be construed or interpreted to grant the Sub-Adviser an exclusive arrangement to act as the sole sub-adviser to the Fund. It is further acknowledged and agreed that the Adviser makes no commitment to designate any portion of the Fund’s assets to the Sub-Adviser as the Allocated Portion. Except as permitted by Rule 12d3-1 and Rule 17a-10 under the 1940 Act and any other applicable law or regulation, the Sub-Adviser is not permitted to consult with any other sub-adviser to the Fund or to any other investment company or investment company series for which the Adviser serves as investment adviser concerning transactions for the Fund in securities or other assets.

2.	Expenses.

Except as provided below in this Section 2 or as otherwise agreed by the parties in writing, the Sub-Adviser assumes no obligation with respect to, and shall not be responsible for, the expenses of the Adviser or the Fund in fulfilling the Sub-Adviser’s obligations hereunder.

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During the term of this Agreement, the Sub-Adviser shall pay all expenses incurred by it in connection with the activities it undertakes to meet its obligations hereunder. The Sub-Adviser shall, at its sole expense, employ or associate itself with such persons as it believes to be particularly fitted to assist it in the execution of its duties under this Agreement, including without limitation, persons employed or otherwise retained by the Sub-Adviser or made available to the Sub-Adviser by its members or affiliates. The Fund shall reimburse the Sub-Adviser for expenses reasonably incurred by the Sub-Adviser at the written request of or on behalf of the Fund or the Adviser, to the same extent as such expenses would be reimbursable to the Adviser pursuant to Section 2 of that certain Administration Agreement between the Fund and the Adviser, dated September 12, 2018 (as the same may be amended from time to time, the “Administration Agreement”), had such expenses been incurred by the Adviser (“Sub-Adviser Admin Expenses”); provided, however, that the Fund’s obligation to directly reimburse the Sub-Adviser for any Sub-Adviser Admin Expenses that would constitute “ordinary operating expenses” (as defined in the Expense Limitation Agreement between the Adviser and the Fund, dated September 12, 2018 (the “Expense Limitation Agreement”)) of the Fund during any quarterly period shall be subject to the limitations set forth in the Expense Limitation Agreement. The Sub-Adviser shall maintain and supply to the Fund and the Adviser as they may reasonably request, records of all Sub-Adviser Admin Expenses.

3.	Compensation.

(a)            In consideration of the Sub-Adviser’s services hereunder, with respect to each Term Year (as defined below), the Adviser shall pay the Sub-Adviser a sub-advisory fee (the “Sub-Advisory Fee”) based upon the average net asset value of the Allocated Portion (the “StepStone Managed Assets”), as follows:

As to the first $500 million of StepStone Managed Assets	20 basis points

As to StepStone Managed Assets above $500 million up to and including $750 million	15 basis points

As to StepStone Managed Assets above $750 million up to and including $1.0 billion	12.5 basis points

As to StepStone Managed Assets above $1.0 billion	10 basis points

The Sub-Advisory Fee shall be payable on a quarterly basis in arrears promptly following the time that the Base Management Fee (as defined in the Advisory Agreement) is paid to the Adviser pursuant to the Advisory Agreement. If, at the end of any Term Year, the total fees paid to the Sub-Adviser are less than $150,000, the Adviser will make a true-up payment to the Sub-Adviser equal to the shortfall amount.

(b)            In the event that this Agreement is terminated other than at the end of a Term Year, the Sub-Advisory Fee payable to the Sub-Adviser shall be appropriately prorated.

For purposes of this Agreement, a “Term Year” shall mean each annual period beginning on the Effective Date (as defined in Section 9 hereof) or anniversary thereof, and ending on the day prior to the anniversary of the Effective Date.

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4.	Representations, Warranties and Covenants of the Sub-Adviser.

The Sub-Adviser represents and warrants to, and covenants with, the Adviser and the Fund as follows:

(a)            The Sub-Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended and the regulations promulgated thereunder (the “Advisers Act”) and shall maintain such registration;

(b)           The Sub-Adviser is a limited partnership duly organized and validly existing under the laws of the State of Delaware with the power to own and possess its assets and carry on its business as it is now being conducted;

(c)           The execution, delivery and performance by the Sub-Adviser of this Agreement are within the Sub-Adviser’s powers and have been duly authorized by all necessary action, and no action by or in respect of, or filing with, any governmental body, agency or official is required on the part of the Sub-Adviser for the execution, delivery and performance by the Sub-Adviser of this Agreement, and the execution, delivery and performance by the Sub-Adviser of this Agreement do not contravene or constitute a default under (i) any provision of applicable law, rule or regulation, (ii) the Sub-Adviser’s governing instruments, or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Sub-Adviser;

(d)            Part 2A of the Sub-Adviser’s most recent Form ADV filed with the U.S. Securities and Exchange Commission pursuant to Section 203(c) of the Advisers Act, previously provided to the Adviser, is a true and complete copy of the firm brochure. The Sub-Adviser will promptly provide the Adviser and the Fund with a complete copy of all subsequent amendments to Part 2A of its Form ADV;

(e)            The Sub-Adviser has adopted a written code of ethics complying with the requirements of Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act and will provide the Adviser and the Fund with a copy of that code, together with evidence of its adoption. Within 20 days of the end of each calendar quarter during which this Agreement remains in effect, a senior managing director or managing director of the Sub-Adviser shall certify to the Adviser or the Fund that the Sub-Adviser has complied with the requirements of Rule 17j-1 during the previous quarter and that there have been no material violations of the Sub-Adviser’s code of ethics or, if such a material violation has occurred, that appropriate action has been taken in response to such violation. Upon written request of the Adviser or the Fund, the Sub-Adviser shall permit representatives of the Adviser or the Fund to examine the reports (or summaries of the reports) required to be made to the Sub-Adviser by Rule 17j-1(d)(1) and other records evidencing enforcement of the code of ethics;

(f)             Neither the Sub-Adviser nor any “person associated with” the Sub-Adviser (as defined in Section 202(a)(17) of the Advisers Act) is ineligible or subject to disqualification pursuant to Section 203 of the Advisers Act to serve as an investment adviser or as a person associated with an investment adviser, and there is no action pending or threatened by any governmental or self-regulatory authority that would reasonably be expected to become the basis for any such ineligibility or disqualification;

(g)            Neither the Sub-Adviser nor any of its “affiliated persons” (as defined in the 1940 Act), during the preceding ten years, has been convicted of any crime, or is or during such period has been subject to any disqualification that would cause such person to be ineligible pursuant to Section 9 of the 1940 Act to serve or act in the capacity of employee, officer, director, member of an “advisory board,” “investment adviser” or “depositor” of any “registered investment company” or “principal underwriter” to any “registered open-end company,” “registered unit investment trust” or “registered face amount certificate company,” as each such term is used in the 1940 Act, and there is no basis for any such ineligibility attributable to the Sub-Adviser or such “affiliated persons”;

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(h)            Solely with respect to information relating to the Sub-Adviser: (A) the Fund’s registration statement on Form N-2, filed or to be filed with the SEC, does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the Fund’s prospectus and/or private placement memorandum do not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(i)             Neither the Sub-Adviser nor any of its affiliates, nor any of their respective control persons, principals, officers, directors, partners, members, managers, trustees, agents, contractors or employees, will make any offer (as defined in Section 2(a)(3) of the Securities Act) to any person in respect of securities of the Fund during any period during which the Fund is conducting a private offering of its securities without express written authority to make such offer from the Fund, the Adviser or the Fund’s placement agent; and

(j)             The Sub-Adviser shall comply in all material respects with all applicable provisions of Federal Securities Laws as defined in Rule 38a-1(e)(1) of the 1940 Act and rules and regulations of the SEC and, in addition, will conduct its activities under this Agreement in accordance with any applicable laws and regulations of any governmental authority pertaining to its investment advisory activities. The Sub-Adviser shall notify the Adviser of a change in the identity of the general partner of the Sub-Adviser within a reasonable time after such change. The Sub-Adviser will also fully cooperate in any regulatory investigation, examination, or inspection of the Fund.

5.	Representations, Warranties and Covenants of the Adviser.

The Adviser represents and warrants to, and covenants with, the Sub-Adviser and the Fund as follows:

(a)            The Adviser shall be registered as an investment adviser under the Advisers Act as of the Effective Date and shall maintain such registration;

(b)           The Adviser is a limited liability company duly organized and validly existing under the laws of the State of Delaware with the power to own and possess its assets and carry on its business as it is now being conducted;

(c)           The execution, delivery and performance by the Adviser of this Agreement are within the Adviser’s powers and have been duly authorized by all necessary action, and no action by or in respect of, or filing with, any governmental body, agency or official is required on the part of the Adviser for the execution, delivery and performance by the Adviser of this Agreement, and the execution, delivery and performance by the Adviser of this Agreement do not contravene or constitute a default under (i) any provision of applicable law, rule or regulation, (ii) the Adviser’s governing instruments, or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Adviser;

(d)           The Adviser and the Fund have duly entered into the Advisory Agreement pursuant to which the Fund authorized the Adviser to enter into this Agreement; and

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(e)           The Adviser shall comply in all material respects with all requirements applicable to an investment adviser to a registered investment company like the Fund under the Advisers Act, including Rule 206(4)-7 thereunder, and the 1940 Act.

6.	Survival of Representations and Warranties; Duty to Update Information.

(a)            All representations and warranties made by the Sub-Adviser and the Adviser pursuant to Sections 4 and 5, respectively, shall survive for the duration of this Agreement and the parties hereto shall promptly notify each other in writing upon becoming aware that any of the foregoing representations and warranties are no longer true.

(b)           The Sub-Adviser shall promptly notify the Fund and the Adviser in writing:

(i)	upon receiving notice that a governmental authority, agency or body intends to investigate it or any of its affiliated persons (as defined in the 1940 Act) under any law, rule, or regulation applicable to the Sub-Adviser or its affiliated persons (as defined in the 1940 Act) in connection with its investment activities, including any routine examination or proceeding in the ordinary course of business;

(ii)	of any change in the Sub-Adviser’s investment professionals that have provided services to the Fund hereunder;

(iii)	of any prospective change in approach to the Sub-Adviser’s management of and recommendations with respect to the Allocated Portion;

(iv)	of any other material change in the Sub-Adviser’s business activities or circumstances that could reasonably be expected to adversely affect the Sub-Adviser’s ability to discharge its obligations under this Agreement; and

(v)	of any actual, anticipated or contemplated change in ownership of the Sub-Adviser or its affiliates constituting, or that would reasonably be expected to constitute, an “assignment” of this Agreement for purposes of the 1940 Act.

7.	Liability and Indemnification.

(a)           The duties of the Sub-Adviser shall be confined to those expressly set forth herein. The Sub-Adviser shall not be liable for any loss arising out of any instrument hereunder, except a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties hereunder, except as may otherwise be provided under provisions of applicable state law which cannot be waived or modified hereby. (As used in this Section 7(a), the term “Sub-Adviser” shall include, without limitation, the Sub-Adviser’s affiliates and the Sub-Adviser’s and its affiliates’ respective partners, shareholders, directors, members, principals, officers, employees and other agents of the Sub-Adviser).

(b)            The Sub-Adviser shall indemnify the Adviser and the Fund, and their respective affiliates and controlling persons, for any liability and expenses, including reasonable attorneys’ fees, which the Adviser, the Fund or their respective affiliates and controlling persons may sustain as a result of the Sub-Adviser’s willful misfeasance, bad faith, gross negligence, or reckless disregard of its duties hereunder.

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(c)            The Fund shall indemnify the Sub-Adviser, its affiliates and its controlling persons, for any liability and expenses, including reasonable attorneys’ fees, howsoever arising from, or in connection with, the Sub-Adviser’s performance of its obligations under this Agreement; provided, however, that the Sub-Adviser shall not be indemnified for any liability or expenses that may be sustained as a result of the Sub-Adviser’s willful misfeasance, bad faith, or gross negligence in the performance of the Sub-Adviser’s duties or by reason of the reckless disregard of the Sub-Adviser’s duties and obligations under this Agreement.

8.	Confidentiality.

(a)           Subject to Section 8(b), each of the Sub-Adviser and the Adviser acknowledge and agree that pursuant to this Agreement, either party may have access to the other party’s confidential and proprietary information and materials concerning or pertaining to the other’s business. Each party will receive and hold such information in the strictest confidence, and acknowledge, represent, and warrant that it will use its best efforts to protect the confidentiality of this information. Each party agrees that, without the prior written consent of the other party, they will not use, copy, or divulge to third parties or otherwise use, except in accordance with the terms of this Agreement, any information obtained from or through the other party in connection with this Agreement other than as reasonably necessary in the course of their business; provided that such recipients must agree to protect the confidentiality of such information and use such information only for the purposes of providing services to the Fund; provided, further, however, this covenant shall not apply to information (i) which is in the public domain now or when it becomes in the public domain in the future, other than by reason of a breach of this Agreement, (ii) which has come to either party from a lawful source not bound to maintain the confidentiality of such information, other than from the other party or an affiliate or representative of that party, (iii) information provided by the Adviser to broker dealers or third parties bound by an agreement of confidentiality for the purposes of bona fide due diligence, or (iv) disclosures which are required by law, regulatory authority, regulation or legal process.

(b)           The Adviser agrees that the Sub-Adviser shall have the right to disclose the performance of the Fund to third parties at any time, subject to the prior review and approval of the Adviser.

(c)            Notwithstanding anything to the contrary herein, each party to this Agreement (and each employee, representative, or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure.

(d)           The representations and warranties made by the Sub-Adviser and the Adviser pursuant to this Section 8 shall survive the termination of this Agreement.

9.	Duration and Termination of Agreement.

(a)            Term and Effectiveness. This Agreement shall become effective as of the 12th day of September, 2018 (the “Effective Date”). This Agreement shall remain in effect for two years from the Effective Date, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (i) the vote of the Board, or by the vote of a majority of the outstanding voting securities of the Fund and (ii) the vote of a majority of the Fund’s trustees who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of any such party, in accordance with the requirements of the 1940 Act.

(b)            Termination. This Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by (i) the Adviser, if the Board or a majority of the outstanding voting securities of the Fund determine that this Agreement should be terminated, or (ii) the Sub-Adviser. This Agreement shall automatically terminate in the event of (1) its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act and the rules and regulations thereunder) or (2) the termination of the Advisory Agreement. The provisions of Sections 7 and 8 of this Agreement shall remain in full force and effect, and the Adviser and the Sub-Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement.

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(c)             Notwithstanding any termination of this Agreement, the Sub-Adviser shall be entitled to receive all amounts payable to it and not yet paid pursuant to Sections 2 or 3 hereof.

10.	Notices.

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at its principal office.

11.	Amendments.

This Agreement may be amended by mutual consent of the parties, subject to the requirements of applicable law.

12.	Governing Law.

Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Fund is registered under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the provisions of the 1940 Act, the latter shall control.

13.	Severability.

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and shall be interpreted to give maximum effect to the intent of the parties manifested thereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

FS MULTI-ALTERNATIVE ADVISOR, LLC

By:
Name:	Michael C. Forman
Title:	Chief Executive Officer

FS MULTI-ALTERNATIVE INCOME FUND

By:
Name:	Michael C. Forman
Title:	Chief Executive Officer

StepStone Group Real Estate LP
By: StepStone GROUP REAL ESTATE HOLDINGS LLC, its general partner

By:
Name:	Charles R. Manak
Title:	Deputy General Counsel

EXHIBIT A

Advisory Agreement

A-1